Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                         For the month of February 2005
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By: /s/  Katsumi Ihara
                                                 (Signature)

                                             Katsumi Ihara
                                             Executive Deputy President,
                                             Group Chief Strategy Officer and
                                             Chief Financial Officer

Date: February 4, 2005

List of materials

Documents attached hereto:


i) Notice regarding the revision of the consolidated forecast for the current fiscal year for Sony Communication Network Corporation, a Subsidiary Tracking Stock of Sony Corporation.

                                                                February 4, 2005
                                                                      No.05-005E

                                                  Company name: Sony Corporation
           Representative's title and name: Chairman and Group CEO Nobuyuki Idei
                           (Stock code: 6758 Tokyo Stock Exchange First Section)
                                                     (tracking stock subsidiary)
                            Company name: Sony Communication Network Corporation
                                                Representative's title and name:
                                      Representative Director, President and CEO
                                                                  Senji Yamamoto
                         (Stock code: 6758-5 Tokyo Stock Exchange First Section)
                For inquiries: Director, Senior Executive Vice President and COO
                                                                   Yukinao Kondo


                     SONY COMMUNICATION NETWORK CORPORATION
                   ANNOUNCES REVISION OF CONSOLIDATED FORECAST
                           FOR THE CURRENT FISCAL YEAR


Sony Communication Network Corporation (hereinafter, the "SCN Group"), a subsidiary the performance of which is linked to a tracking stock issued by Sony Corporation, announced today the following revisions to the forecast for consolidated results for the fiscal year ending March 31, 2005. The previous forecast was announced on January 27, 2005 when consolidated results for the quarter ended December 31, 2004 were released.

1. The SCN Group announces the following revisions to the forecast for the year ending March 31, 2005 (the period from April 1, 2004 to March 31,
     2005).

                                                             (millions of yen)
                      Sales    Operating Income   Ordinary Income   Net Income

Prior forecast (A)    40,000              2,500             2,500        3,300
Revised forecast (B)  40,000              2,500             2,500        4,000
Difference (B-A)           0                  0                 0         +700
Difference (%)             0                  0                 0        +21.2
(For reference)
Prior FY results      38,166               (870)             (911)        (412)

2. Reasons for the revised forecast: The SCN Group's affiliated company accounted for by the equity method DeNA Co., Ltd. (Shibuya Ward, Tokyo; Representative Director and CEO Tomoko Namba) (the SCN Group has 27.7% of the voting rights of the company) plans to list on the Tokyo Stock Exchange Mothers Market on February 16, 2005. It has been decided that on that day, the offering price of the company will be 220,000 yen per share. Based on this offering price, as a result of the public offering of 14,000 shares, it is expected that the SCN Group will record a gain on issuance of stock by equity investee in which the SCN Group has investment. The SCN Group has thus revised its forecast for consolidated results.


Cautionary statement:

Statements made in this release with respect to Sony Corporation and Sony Communication Network's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of SCN Group. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Therefore, SCN Group cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them.


For inquiries, please contact:
Sony Corp., IR Office
7-35, Kita-Shinagawa 6-chome Shinagawa-ku, Tokyo 141-0001   Tel: (03) 5448-2180
www.sony.co.jp/IR/

Sony Communication Network Corporation, IR Section
7-35, Kita-Shinagawa 4-chome Shinagawa-ku, Tokyo 140-0001   Tel: (03) 3446-7210
www.so-net.ne.jp/corporation/IR/